

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

February 10, 2011

<u>Via U.S. Mail and Facsimile</u>

Rao Uppaluri
Senior Vice President and Chief Financial Officer
OPKO Health, Inc.
4400 Biscayne Boulevard
Miami, Florida 33137

       Re: OPKO Health, Inc.
              Form 10-K for fiscal year ended December 31, 2009, as amended
              Initially Filed November 10, 2010
              File No. 001-33528

Dear Mr. Uppaluri

     We have completed our review of your filing and do not have any further comments at this time.

                   Sincerely,

                   Amanda Ravitz
                   Assistant Director